UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2024

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

On March 28, 2024, Inspira Technologies Oxy B.H.N. Ltd., or the Registrant, entered into a definitive agreement, or the Purchase Agreement, with certain investors providing for the issuance in a registered direct offering of an aggregate of 1,339,285 ordinary shares, or the Ordinary Shares, at a purchase price of $1.232 per share. The offering is expected to result in gross proceeds to the Company of $1.65 million. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

The Ordinary Shares will be issued pursuant to a prospectus supplement, which will be filed with the Securities and Exchange Commission, or the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-266748), which was declared effective by the SEC on August 18, 2022.

This report shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summary of the Purchase Agreement do not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is attached as Exhibit 10.1 to this report and is incorporated herein by reference.

A copy of the opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.) relating to the Ordinary Shares is attached as Exhibit 5.1.

The Company previously announced the offering in a press release issued on April 1, 2024. A copy of the press release is attached as Exhibit 99.1 hereto.

The Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Registration No. 333-266748) and Form S-8 (Registration No. 333-259057 and 333-277980), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
5.1	Opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.)
10.1	Form of Securities Purchase Agreement
99.1	Press Release dated April 1, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: April 1, 2024	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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